Henkel

A Brand like a Friend

RECEIVED
2006 APR 17 A 11:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Henkel KGaA, 40191 Düsseldorf, Deutschland

Office of International Corporation Finance
Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

06012567

SUPPL

Datum / Date	04.04.2006	Abteilung / Dept.	FJC Corporate Matters
Ihre Nachricht / Your message		Telefon / Phone	+49 211 797 8959
		Telefax / Fax	+49 211 798 2464
		E-Mail / E-mail	thomas-gerd.kuehn@de.henkel.com

Rule 12g3-2(b) Submission
File No. 82-4437
Henkel KGaA

PROCESSED
APR 19 2006
THOMSON FINANCIAL

Ladies and Gentlemen:

Enclosed please find a copy of Henkel KGaA's press release of March 28, 2006, "Henkel to sell business with sealants for insulating glass".

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Very truly yours,

Henkel KGaA

Kühn Nicolas

dlw 4/17

Encl.

Henkel

A Brand like a Friend

RECEIVED
2006 APR 17 A 11:24
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Press release
Düsseldorf, March 28, 2006

Henkel Technologies to focus on core business

Henkel to sell business with sealants for insulating glass

Henkel signed an agreement to sell its business with sealants for the manufacture of insulating glass to the American company H.B. Fuller.

Düsseldorf – Henkel is in the process of selling to the American company H.B. Fuller its business with sealants for the manufacture of insulating glass. The insulating glass sealant business became part of Henkel as part of the 1991 Teroson acquisition. It is a non-core technology within the portfolio of Henkel Technologies, focussed on the European market.

The agreement on the sale of the business was signed on March 28. The transaction is subject to outstanding closing conditions, including the requisite antitrust approvals. With H.B. Fuller being active in the field of adhesives and sealants for insulating glass in the US, a strategic partner was found who is able to offer a good long-term perspective to the business sold.

"With this divestment we separate from a business not belonging to our core activities", says Jochen Krautter, Executive Vice President Henkel Technologies. "The increasingly globalized operations of our worldwide industrial customers, requires to focus on our core businesses."

Persil LOCTITE Schwarzkopf Ceresit Dixan Teroson Dial Purex Liofol Fa Pritt

"Henkel - A Brand like a Friend". Henkel is a leader with brands and technologies that make people's lives easier, better and more beautiful. Henkel, a Fortune Global 500 company, operates in three strategic business areas – Home Care, Personal Care, and Adhesives, Sealants and Surface Treatment. In fiscal 2005 Henkel generated sales of 11.974 billion euros. More than 50,000 employees work for Henkel worldwide. People in approximately 125 countries around the world trust in brands and technologies from Henkel.

Contact
Ernst Primosch
Tel.: +49 211 797 – 3533
Fax: +49 211 798 – 9208
press@henkel.com
http://press.henkel.com

Lars Witteck
Tel.: +49 211 797 – 2606
Fax: +49 211 798 – 9208

Henkel

A Brand like a Friend

Henkel KGaA, 40191 Düsseldorf, Deutschland

Office of International Corporation Finance
Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Datum / Date 04.04.2006
Ihre Nachricht / Your message

Abteilung / Dept. FJC Corporate Matters
Telefon / Phone +49 211 797 8959
Telefax / Fax +49 211 798 2464
E-Mail / E-mail thomas-gerd.kuehn@de.henkel.com

Rule 12g3-2(b) Submission
File No. 82-4437
Henkel KGaA

Ladies and Gentlemen:

Enclosed please find a copy of Henkel KGaA's press release of March 23, 2006, "Henkel Sustainability Report 2005 – Basis for business success".

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Very truly yours,

Henkel KGaA

Kühn Nicolas

Encl.

Postanschrift
Henkel KGaA
40191 Düsseldorf, Deutschland

Firmensitz
Henkelstraße 67
40589 Düsseldorf, Deutschland

Telefon +49 211 797-0
Telefax +49 211 798-40 08

www.henkel.com

Bankverbindungen
Commerzbank AG, Düsseldorf
Konto 1 109 222, BLZ 300 400 00
BIC/SWIFT COBADEDD, IBAN
DE08 3004 0000 0110 9222 00

Deutsche Bank AG, Düsseldorf
Konto 2 272 409, BLZ 300 700 10
BIC/SWIFT DEUTDEDD, IBAN
DE32 3007 0010 0227 2409 00

Dresdner Bank AG, Düsseldorf
Konto 2 114 562, BLZ 300 800 00
BIC/SWIFT DRESDEFF300, IBAN
DE34 3008 0000 0211 4562 00

USt-IdNr. DE 119 429 301

Kommanditgesellschaft auf Aktien
Sitz Düsseldorf

Handelsregister
AG Düsseldorf HRB 4724

Aufsichtsratsvorsitzender
Dipl.-Ing. Albrecht Woeste

Geschäftsführung
Prof. Dr. Ulrich Lehner (Vorsitzender),
Dr. Jochen Krautter
(als persönlich haftende Gesellschafter)
Alois Linder, Kasper Rorsted,
Dr. Friedrich Stara,
Dr. Lothar Steinebach, Hans Van Bylen

221-050625

Henkel

A Brand like a Friend

Press release
Düsseldorf, March 23, 2006

Henkel Sustainability Report 2005

Sustainability: Basis for business success

Effective environmental protection and social responsibility are important foundations for business success. Henkel provides evidence of this in its most recent Sustainability Report, which was presented to the public today.

Düsseldorf – "We accept global challenges and work to solve them locally, in more than 125 countries around the globe." This is the core message of the new Henkel Sustainability Report, which the Company presented at a press conference in Düsseldorf on Thursday, March 23.

"The challenges we face are global, but priorities and perspectives vary considerably from region to region. Viable solutions for the future can only be developed through a dialogue with the social groups in each of the communities and regions in which we operate. But," said Prof. Dr. Ulrich Lehner, Chairman of the Management Board of Henkel KGaA, "appropriate solutions must indeed be found." Henkel has committed to value orientation as a guiding principle in managing its business. Lehner: "Conducting all of our business activities sustainably is intrinsic to our understanding of responsible corporate management. We are dedicated to sustainability and corporate social responsibility because we are convinced that effective environmental protection and social responsibility are important foundations for our business success."

Concrete examples from all operative business sectors show that "sustainability is not a nebulous notion, but is actively pursued by implementing a jointly developed sustainability strategy – worldwide, in every region, in every country, and at every site," stated Dr. Wolfgang Gawrisch, Chief Technology Officer (CTO), Research/Technology, and Chairman of the Henkel Sustainability Council.

Henkel's sustainability performance for the years 2001 to 2005 again showed positive results. The environmental indicators (per metric ton of output) reveal significant improvements:

- 69 percent less heavy metals,
- 47 percent less sulfur dioxide emissions,
- 35 percent less waste,
- 32 percent less wastewater load,
- 16 percent less energy, and
- 13 percent less carbon dioxide emissions.

During the same period, Henkel sales grew by 27 percent and profit (EBIT) rose by 50 percent. One especially satisfying result is the substantial reduction – by 63 percent – in occupational accidents.

Acquisitions in 2004 – especially Dial and Sovereign Specialty Chemicals – resulted in an increase of about 20 percent in the production volume of Henkel. This also explains why the consumption of water and volatile organic compounds has risen overall in the 2001-2005 sustainability performance figures. "We have already initiated measures to progressively improve the environmental situation of the newly acquired sites," says Gawrisch.

Global challenges – Local responsibility

Acting on its principle of accepting global challenges and working to solve them locally, Henkel again asked four external sustainability experts to contribute to the current Report by describing the challenges they see in their countries and regions for a company like Henkel. The statements made by the experts reveal that the overarching themes in industrialized countries and emerging economies are similar, but priorities and perspectives differ widely from region to region. Emerging economies, in particular, expect multinationals to contribute to the development of their countries. In industrialized countries, in contrast, maintaining competitiveness is increasingly becoming a key challenge. "We have noted the main themes mentioned by the experts – economic development, ethics and management, employees and jobs, products and marketing, resource efficiency and climate protection, and social commitment – and aligned our objectives accordingly," said Gawrisch. "In the future, we will be extending our corporate objectives to include regional and local objectives with a view to meeting these expectations."

"Predict the future by creating it"

One of the sustainability experts is Professor Alejandro Sosa, Executive Director of the Global Environment Management Initiative (GEMI) in Mexico. During the presentation of the Sustainability Report, he commented on his country's situation, saying: "Mexico today is undergoing an in-depth transition: Its economy is rapidly opening to the world and receiving large amounts of foreign direct investments. Mexico has made clear progress in environmental matters, though it is still necessary to fine tune the regulatory framework." In Sosa's view, the outlook for Henkel is generally encouraging. "Henkel can make a very significant contribution to resolving these challenges, meeting Mexico's diverse social and economic needs through its activities." Among the examples he cited were contributing to innovation, transferring knowledge and technology in safe, environmentally friendly products, and offering employees fair and safe working conditions.

Henkel in Mexico

Henkel began operating in Mexico in 1959. Today 1,380 people work for Henkel in this country, where the Company generated sales amounting to some 274 million euros in 2005. Speaking at the Sustainability Press Conference, Carlos-Eduardo Orozco, President of Henkel Latin America North, said: "For Henkel, Mexico is one of the most important markets in Latin America. We have therefore extensively modernized our four Mexican production sites." All of the production sites have been audited according to Henkel's globally binding standards for safety, health and environment. The audit results confirm compliance with the standards. "At the Toluca site, water consumption has been

reduced by 88 percent, carbon dioxide emissions by 48 percent, and energy consumption by 64 percent in the period from 2002 to 2005," stated Orozco. The production volume had risen by 65 percent during the same period, he reported. Through targeted programs, the number of accidents at all four production sites had been reduced over the past three years from 21 to zero.

Henkel successfully produces and markets brands and technologies tailored for the local market in Mexico. One current example is an innovation launched under the Fester brand, a roof coating that not only reliably seals the roof, but also protects the house against heat and thus helps to save costs. Air conditioning and other thermal protection measures are no longer needed or can be considerably scaled down.

Through its corporate citizenship activities, which have been pooled under the Henkel-Smile program, Henkel sponsored eight projects in Mexico in 2005 as part of the MIT Initiative (Make an Impact on Tomorrow) to support the volunteering efforts of Henkel employees and pensioners.

"Henkel - A Brand like a Friend". Henkel is a leader with brands and technologies that make people's lives easier, better and more beautiful. Henkel, a Fortune Global 500 company, operates in three strategic business areas – Home Care, Personal Care, and Adhesives, Sealants and Surface Treatment. In fiscal 2005 Henkel generated sales of 11.974 billion euros. More than 50,000 employees work for Henkel worldwide. People in approximately 125 countries around the world trust in brands and technologies from Henkel.

Contact
Henkel KGaA
Corporate Communications
Ernst Primosch
Phone: +49 211 797-3533
Fax: +49 211 798-2484

R&D and Sustainability Communications
Wolfgang Zengerling
Phone: +49 211 797-9336
Fax: +49 211 798-5598

press@henkel.com

www.press.henkel.com
www.sd.henkel.com

Henkel

A Brand like a Friend

Henkel KGaA, 40191 Düsseldorf, Deutschland

Office of International Corporation Finance
Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Datum / Date	04.04.2006	Abteilung / Dept.	FJC Corporate Matters
Ihre Nachricht / Your message		Telefon / Phone	+49 211 797 8959
		Telefax / Fax	+49 211 798 2464
		E-Mail / E-mail	thomas-gerd.kuehn@de.henkel.com

Rule 12g3-2(b) Submission
File No. 82-4437
Henkel KGaA

Ladies and Gentlemen:

Enclosed please find a copy of Henkel KGaA's press release of March 31, 2006, "Henkel acquires consumer adhesives company in Brazil".

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Very truly yours,

Henkel KGaA

Kühn Nicolas

Encl.

Henkel

A Brand like a Friend

Press release
March 31, 2006

Henkel strengthens business in Latin America

Henkel acquires consumer adhesives company in Brazil

Henkel has acquired Alba Adesivos, a consumer adhesives company based in Brazil, from Hexion Specialty Chemicals.

Düsseldorf, Germany/Columbus, Ohio, USA – Henkel has acquired the adhesives company Alba Adesivos from Hexion Specialty Chemicals. Alba Adesivos, based in Boituva/São Paulo, Brazil, is a leading Latin American producer of branded consumer and professional grade adhesives. In 2005 the company generated sales of about 38 million US dollars with approximately 140 employees. Its primary products include contact cements, polyvinyl acetate adhesives, silicone sealants, and epoxy putty adhesives for consumers and contractors.

"This acquisition is a perfect complement of our existing product portfolio in Latin America", says Alois Linder, Executive Vice President Consumer and Craftsmen Adhesives of Henkel KGaA. "We have acquired a successful business with strong and well-known brands, which will strengthen our business with consumer and craftsmen adhesives in one of our growth regions."

"Henkel – A Brand like a Friend". Henkel is a leader with brands and technologies that make people's lives easier, better and more beautiful. Henkel, a Fortune Global 500 company, operates in three strategic business areas - Home Care, Personal Care, and Adhesives, Sealants and Surface Treatment. In fiscal 2005, Henkel generated sales of 11,974 million euros. More than 50,000 employees work for Henkel worldwide. People in approximately 125 countries around the world trust in brands and technologies from Henkel.

This document contains forward-looking statements which are based on the current estimates and assumptions made by the corporate management of Henkel KGaA. Forward-looking statements are characterized by the use of words such as expect, intend, plan, predict, assume, believe, estimate, anticipate and similar formulations. Such statements are not to be understood as in any way guaranteeing that those expectations will turn out to be accurate. Future performance and the results actually achieved by Henkel KGaA and its affiliated companies depend on a number of risks and uncertainties and may therefore differ materially from the forward-looking statements. Many of these factors are outside Henkel's control and cannot be accurately estimated in advance, such as the future economic environment and the actions of competitors and others involved in the marketplace. Henkel neither plans nor undertakes to update any forward-looking statements.

Contact:
Ernst Primosch
Tel.: +49 211 797 – 3533
Fax: +49 211 798 – 9208
press@henkel.com
http://press.henkel.com

Lars Witteck
Tel.: +49 211 797 – 2606
Fax: +49 211 798 – 9208